UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Summit Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86627T108

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

MAHKAM ZANGANEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		493,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,990,145
PERSON WITH	9	SOLE DISPOSITIVE POWER

493,137
	10	SHARED DISPOSITIVE POWER

4,990,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,483,282*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.58%*
14	TYPE OF REPORTING PERSON

IN

* The 5,483,282 shares of Common Stock beneficially owned consist of (i) 4,358,783 shares of Common Stock, (ii) the exercise of warrants to purchase 1,121,176 shares of Common Stock, and (iii) options to purchase 3,323 shares of Common Stock exercisable beginning on December 31, 2020 and exercisable until November 11, 2030. All of the shares of Common Stock and warrants to purchase 631,362 shares of Common Stock (exercisable until December 24, 2029) are held by the Mahkam Zanganeh Revocable Trust and the Shaun Zanganeh Irrevocable Trust. The remaining warrants to purchase 489,814 shares of Common Stock (exercisable until June 30, 2025) are held individually by Mahkam Zanganeh. The options to purchase 3,323 shares of Common Stock are held individually by Dr. Zanganeh.

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CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

MAHKAM ZANGANEH REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,569,923*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,569,923*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,569,923*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.11%*
14	TYPE OF REPORTING PERSON

OO

* The 2,569,923 shares of Common Stock beneficially owned consist of 2,254,242 shares of Common Stock and includes the exercise of warrants to purchase 315,681 shares of Common Stock, which are exercisable until December 24, 2029.

3

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

SHAUN ZANGANEH IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,420,222*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,420,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,420,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.93%*
14	TYPE OF REPORTING PERSON

OO

* The 2,420,222 shares of Common Stock beneficially owned consist of 2,104,541 shares of Common Stock and includes the exercise of warrants to purchase 315,681 shares of Common Stock, which are exercisable until December 24, 2029.

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CUSIP No. 86627T108

The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On November 11, 2020, in connection with her election to the board of directors (the “Board”) of the Issuer, the Issuer granted Dr. Zanganeh options to purchase 3,323 shares of Common Stock, with an exercise price of $3.71 per share and vesting December 31, 2020, pursuant to the Issuer’s 2020 Stock Incentive Plan.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 11, 2020, Dr. Zanganeh was elected to serve as a director on the Board, and on November 22, 2020, she was named the Issuer’s Chief Operating Officer. Dr. Zanganeh will participate in the management and operations of the Issuer in such capacities.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)–(c) are hereby amended and restated to read as follows:

(a)	The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon Issuer’s calculation that it has 82,260,004 shares of Common Stock outstanding as of November 11, 2020. As of the close of business on November 25, 2020: (i) through the holding of 2,254,242 shares of Common Stock and including the exercise of warrants to purchase 315,681 shares of Common Stock, Trust I beneficially owned approximately 3.11% of the shares of Common Stock outstanding; through the holding of 2,104,541 shares of Common Stock and including the exercise of warrants to purchase 315,681 shares of Common Stock, Trust II beneficially owned approximately 2.93% of the shares of Common Stock outstanding; and (iii) through the holding of warrants to purchase 489,814 shares of Common Stock and including the exercise of such warrants, as well as options to purchase 3,323 shares of Common Stock and including the exercise of such options, Dr. Zanganeh personally beneficially owned approximately 0.60% of the Common Stock outstanding. Dr. Zanganeh, as sole trustee of each Trust, may be deemed to beneficially own in the aggregate 4,358,783 shares of Common Stock, warrants to purchase 1,121,176 shares of Common Stock, and options to purchase 3,323 shares of Common Stock. Based on the foregoing, Dr. Zanganeh’s beneficial ownership would constitute approximately 6.58% of the Common Stock outstanding.
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CUSIP No. 86627T108

(b)	Dr. Zanganeh has sole power to vote and direct the disposition of 493,137 shares of Common Stock (including the warrant to purchase 489,814 shares of Common Stock and options to purchase 3,323 shares of Common Stock, each on an as-exercised basis). By virtue of Dr. Zanganeh’s position as the sole trustee of each Trust, she may be deemed to have the shared power to vote and direct the disposition of 5,483,282 shares of Common Stock in the aggregate (including the warrants and options disclosed herein on an as-exercised basis). Trust I may be deemed to have the shared power to vote and direct the disposition of 2,569,923 shares of Common Stock in the aggregate (including the warrants disclosed herein on an as-exercised basis). Trust II may be deemed to have the shared power to vote and direct the disposition of 2,420,222 shares of Common Stock in the aggregate (including the warrants disclosed herein on an as-exercised basis).
(c)	On November 11, 2020, in connection with her election to the Board of the Issuer, the Issuer granted Dr. Zanganeh options to purchase 3,323 shares of Common Stock, with an exercise price of $3.71 per share and vesting December 31, 2020, pursuant to the Issuer’s 2020 Stock Incentive Plan.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 11, 2020, Dr. Zanganeh was elected to serve as a director on the Board of the Issuer. In connection with her election to the Board, Dr. Zanganeh received options to purchase 200,000 shares of Common Stock not exercisable within 60 days, as well as options to purchase 3,323 shares of Common Stock exercisable on December 31, 2020, pursuant to the Issuer’s 2020 Stock Incentive Plan. On November 22, 2020, the Issuer appointed Dr. Zanganeh to the role of Chief Operating Officer and granted Dr. Zanganeh options to purchase 2,400,000 shares of Common Stock pursuant to its 2020 Stock Incentive Plan. These options are scheduled to vest in four equal annual installments commencing on the first anniversary of the grant date, subject to the satisfaction of certain performance targets, and are not yet exercisable.

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CUSIP No. 86627T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2020

/s/ Mahkam Zanganeh
Mahkam Zanganeh

MAHKAM ZANGANEH REVOCABLE TRUST
SHAUN ZANGANEH IRREVOCABLE TRUST

By:	Mahkam Zanganeh
	Name:	Mahkam Zanganeh
	Title:	Trustee

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